United States
                    Securities and Exchange Commission
                         Washington, D.C.  20549

                              FORM 12b-25

                       NOTIFICATION OF LATE FILING

                                Form 10K

                    For Period Ended: September 30, 1998

 PART I --- REGISTRANT INFORMATION

                       Greater China Corporation
              (f/k/a Brighton Information Systems Corporation)

                          27 East 61st Street
                       New York, New York  10021


PART II --- RULES 12b-25b AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calander day following the
   [X] perscribed due date; or the subject quarterly report of transition or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and
       (c) The accontant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III --- NARRATIVE

     The Form in question could not be filed by the Registrant in a timely manner without unreasonable effort and expense because the Registrant's financial statements include financial information from subsidiaries based in Hong Kong and the People's Republic of China with operations in various countries.


PART IV --- OTHER INFORMATION

     1) Name and telephone number of person to contact in regard to this notification:

                   Peter R. Barker               (212) 935-0561

     2) Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 0f the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? if answer is no, identify report(s).
                                                            [] Yes   [X] No

                    December 31, 1997    10Q SB
                    March 31, 1998       10Q SB

     3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ] Yes   [X] No


     Greater China Corporation has caused this notifiction to be signed on its behalf by the undersigned hereunto duly authorized.


               Date:   November 16, 1998           By:  Peter R. Barker  EVP